For Immediate Release: April 29, 2026 Attention: Business Editors VERSABANK ANNOUNCES INDUSTRY BREAKTHROUGH INNOVATION IN POINT-OF-SALE FINANCING WITH START OF PILOT PROGRAM FOR AI-ENABLED REAL-TIME STRUCTURED RECEIVABLE PROGRAM – Industry First Real-Time SRP Capability Significantly Expands VersaBank’s Addressable Point-of-Sale Market in Both Canada and United States; Provides Immediate Economic Benefit to Existing Partners – – Real-Time Funding Capability Significantly Strengthens Bank’s Competitive Advantage by Providing Immediate Incremental Economic Benefit to Existing Partners – LONDON/ON/CNW/ VersaBank (TSX: VBNK; NASDAQ: VBNK) (“VersaBank” or the “Bank”) a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has commenced a pilot program with one of its major Structured Receivable Program partner, FinanceIt Canada Inc. (“FinanceIt”), for the Bank’s new Real-Time Structured Receivable Program (“Real-Time SRP”) (the “Pilot Program”). The purpose of the Pilot Program is to demonstrate the functionality and operational integrity of the Real-Time SRP in a limited- scale, real-world scenario to refine the solution for full implementation by FinanceIt and simultaneous roll out to all VersaBank’s current and prospective SRP partners in both Canada and the United States. VersaBank’s Real-Time SRP is a breakthrough innovation in point-of-sale financing, providing the same reliable, economically attractive funding solution as the Bank’s existing SRP, with the additional benefit of eliminating the need for SRP partners to warehouse multiple receivables over a period of time (typically from five to 30 or more days). This enables the Bank’s SRP partners to finance individual loans within just hours, reducing the overall financing cost and the need for warehouse financing. It also further strengthens VersaBank’s exceptional risk mitigation capabilities by enabling the Bank to better leverage its own, internal AI platform through evaluation of the partner loans underlying the SRP receivables on an individual basis. “VersaBank’s Real-Time Structured Receivable Program takes our unique and highly successful digital point-of-sale financing solution to a whole new level, further extending our competitive advantage and, more importantly, significantly expanding the addressable market for our SRP on both sides of the border,” said David Taylor, Founder and President, VersaBank. “In Canada, we expect the launch of our Real-Time SRP to enable us to win additional financing business with our existing partners while enabling us to acquire new partners with more specialized financing needs that we were previously unable to address. In the United States, where our current SRP has been very well received by the point-of-sale industry and demand is exceeding our expectations, the addition of real-time capability will enable us to further capture market share from securitized financing providers, expanding our growth potential there.” Mr. Taylor continued, “Our Real-Time SRP is yet another in our long track record of firsts in the banking industry. We are, as we always have been, as much a software and technology company as we are a national, federally licensed bank. The Real-Time SRP is the result of our relentless pursuit of continuous innovation to address underserved markets in the banking industry based on our internally developed, proprietary core banking software, which is now being supercharged by the addition of our own AI technology.” “We are especially proud to be bringing this cutting-edge innovation to this time in support of both the Canadian Federal Government’s and the Office of the Superintendent of Financial Institutions’ stated desire to support the economic activity of both small business and consumers.” “VersaBank’s Real-Time SRP is a game changer. The ability to instantly finance individual loans significantly enhances the efficiency and economics of our long-standing strategic relationship with VersaBank and is aligned with our own long term innovation objectives.” said Casper Wong, CEO of FinanceIt. “For more than a decade, VersaBank’s Structured Receivable Program has been foundational to our growth and success. We look forward to the significant additional benefits that the Real-Time SRP will generate for our business.” ABOUT VERSABANK’S STRUCTURED RECEIVABLE PROGRAM VersaBank’s Structured Receivable Program (“SRP”) is an innovative and highly attractive digital funding solution for finance companies that lend money to consumers and small businesses for what are typically "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need in the market for consistently available, readily accessible financing with economically attractive capital designed to maximize return on equity while employing VersaBank's proprietary, state-of-the-art banking technology. As of January 31, 2026, VersaBank's SRP portfolio exceeded CAD$4.4 billion (US$3.2 billion) and has grown at a compounded annual rate of 33% over the last five years. The Bank’s SRP was launched into the United States in late fiscal 2024 and completed US$310 million in fundings in its first year, surpassing the Bank's first year target of US$290 million. Since VersaBank's RPP was first launched 2010, the Bank has provided more than CAD$14 billion (US$10 billion) in funding to North American financing companies. The SRP is designed to provide scalable, capital-efficient growth for the Bank with strong credit performance and attractive risk-adjusted returns. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.